UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Comtech Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89614K 10 6

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 89614K 10 6	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jingwei (Jeffrey) Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,862,067
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 10,862,067
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,862,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6	13D	Page 3 of 6 Pages

This Schedule 13D amends the Statement of beneficial Ownership on Schedule 13D filed by Jingwei (Jeffrey) Kang as part of a “group” filing with Ren Investment International Ltd. originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2004, as amended by Amendment No.1 (“Amendment No. 1”) filed with the Commission on December 23, 2005, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on March 7, 2006 and Amendment No. 3 (“Amendment No. 3”) filed with the Commission on February 16, 2007, with respect to the shares of common stock, par value $0.01 per share, of Comtech Group, Inc., a Maryland corporation with its principal executive offices located at Room 1001, Tower C., Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC (the “Issuer”). On March 15, 2007, Mr. Kang resigned as the sole director of Ren Investment International Ltd., and as of that date no longer has the right to vote or direct the voting of the securities owned by Ren Investment and thus is no longer filing as a “group” with Ren Investment.

Item 1.    Security and Issuer.

This statement relates to the common stock, par value $.01 per share (“Common Stock”), of Comtech Group, Inc., a Maryland corporation (the “Company”). The address of the Company's principal executive office is c/o Comtech Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC.

Item 2.    Identity and Background.

(a) This Schedule 13D is filed by Mr. Jingwei (Jeffrey) Kang.

(b) Mr. Kang’s business address is c/o Comtech Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC

(c) Mr. Kang is the Chief Executive Officer and a Director of the Company.

(d) During the past five years, Mr. Kang has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, Mr. Kang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kang is a citizen of the Peoples Republic of China.

Item 3.    Source and Amount of Funds and Other Consideration.

Mr. Kang shares includes (a) 325,043 shares issuable upon exercise of currently exercisable stock options and (b) 10,537,024 shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power. On March 15, 2007, Mr. Kang resigned as the sole director of Ren Investment International Ltd. and as of such date no longer has the right to cote or direct the voting of the 2,669,528 shares of the Company’s common stock held by Ren Investment as of that date. The shares were issued to Comtech Global Investment Ltd., by the Company in exchange for the transfer and assignment of 6,500,000 shares of Comtech Group, pursuant to the terms of a Share Exchange Agreement, dated May 25, 2004.

CUSIP No. 89614K 10 6	13D	Page 4 of 6 Pages

Item 4.    Purpose of Transaction.

Mr. Kang does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.    Interest in Securities of the Company.

(a) Mr. Kang in his capacity as a shareholder and sole director of Comtech Global Investment Ltd. (“Comtech Global”) is the beneficial owner of 10,537,024 shares of Common Stock. Mr. Kang is also the beneficial owner of 325,043 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(b) Mr. Kang has voting power and dispositive power over the shares of Common Stock owned by Comtech Global in his capacity as a shareholder and sole director of Comtech Global.

(c) In his capacity as the sole director of Ren Investment, Mr. Kang sold 500,000 shares of Common Stock in a broker transaction at $15.50 per share. In his capacity as a shareholder of Comtech Global, on November 16, 2006, Mr. Kang sold 1,043,406 shares of Common Stock in a broker transaction at $15.50 per share. Other than the acquisition or disposition of the shares as reported in this Schedule 13D and such transactions, Mr. Kang has effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of Mr. Kang, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e) Not applicable.

CUSIP No. 89614K 10 6	13D	Page 5 of 6 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.    Materials to be Filed as Exhibits.

Not Applicable

CUSIP No. 89614K 10 6	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2007

By: /s/ Jingwei Kang Name: Jingwei (Jeffrey) Kang